

Mail Stop 3720

July 31, 2008

Via U.S. Mail

Mr. Parker Seto
Chief Executive Officer
Infosmart Group, Inc.
5th Floor, Texaco Building
126-140 Texaco Rd.,
Tsuen Wan, Hong Kong

> **RE:** **Infosmart Group, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 000-15643**

Dear Mr. Seto:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director